Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 7, 2016

Relating to Preliminary Prospectus dated September 26, 2016

Registration No. 333-213569

This free writing prospectus relates only to the initial public offering of common stock of Everspin Technologies, Inc. and should be read together with the preliminary prospectus dated September 26, 2016, relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-213569) relating to these securities. On October 7, 2016, Everspin filed Amendment No.  2 to the Registration Statement, which can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1438423/000119312516733211/d180963ds1a.htm .

The following information supplements and updates the information contained in the Preliminary Prospectus.

Common stock offered by us	5,000,000 shares (or 5,750,000 shares if the underwriters exercise in full their option to purchase additional shares to cover over-allotments)

Common stock to be sold in the concurrent private placement	625,000 shares

Common stock to be outstanding immediately after this offering	12,492,015 shares. The number of shares of common stock to be outstanding after this offering and the concurrent private placement is based on 6,867,015 shares of common stock outstanding as of June 30, 2016, assuming conversion of all outstanding preferred stock into an aggregate of 2,486,199 shares of common stock, and the conversion of $8.5 million principal amount of convertible promissory notes, plus interest assuming a conversion date of October 12, 2016, and initial public offering price of $8.00 per share, into 1,361,009 shares of common stock (which includes 552,262 shares of common stock issuable upon conversion of convertible promissory notes in the aggregate principal amount of $3.5 million issued in August 2016) immediately prior to the closing of this offering.

Underwriters’ over-allotment option	750,000 shares

Initial public offering price	We expect the initial public offering price will be $8.00 per share.

Use of proceeds	We estimate that the net proceeds from our issuance and sale of 5,000,000 shares of our common stock in this offering will be approximately $34.1 million, or approximately $39.7 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $8.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Our net proceeds from the concurrent private placement will be $4.7 million after deducting the placement agent fee.

The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets. We expect to use the net proceeds that we receive from this offering and the concurrent private placement for working capital and other general corporate purposes, including an estimated payment of $8.5 million due to GLOBALFOUNDRIES in December 2016, research and development activities, sales and marketing activities and capital expenditures, to enhance existing and develop new products, expand our manufacturing capabilities and to fund our growth. The amount due to GLOBALFOUNDRIES by December 16, 2016, is for agreed upon project costs which bear interest at a rate of 14% per annum pursuant to our joint development agreement with GLOBALFOUNDRIES, as amended. We will make this payment by or before December 16, 2016. We may also use a portion of the net proceeds that we receive from this offering and the concurrent private placement for investments in or acquisitions of complementary businesses, products, services, technologies or other assets. We have not entered into any agreements or commitments with respect to any investments or acquisitions at this time.

We currently have no specific plans for the use of the net proceeds that we receive from this offering other than with respect to the payment to GLOBALFOUNDRIES set forth above. Accordingly, our management will have broad discretion over the use of the net proceeds from this offering and the concurrent private placement. Pending the use of the proceeds from this offering and the concurrent private placement, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities, certificates of deposit or government securities.

Capitalization	At the initial public offering price of $8.00 per share, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $44.9 million, additional paid-in capital would have been approximately $123.5 million, total stockholders’ equity (deficit) would have been approximately $33.8 million, and total capitalization would have been approximately $42.9 million.

The pro forma as adjusted capitalization information above gives effect to (i) the conversion of the outstanding shares of our redeemable convertible preferred stock as of June 30, 2016, into 2,486,199 shares of our common stock, (ii) the conversion of warrants to purchase 27,690 shares of our redeemable convertible preferred stock into warrants to purchase 27,690 shares of common stock immediately prior to closing of this offering and the related reclassification of our convertible preferred stock warrant liability to additional paid-in capital, (iii) the conversion of $8.5 million principal amount of convertible promissory notes plus interest assuming a conversion date of October 12, 2016, and initial public offering price of $8.00 per share, into 1,361,009 shares of common stock immediately prior to the closing of this offering (which includes 552,262 shares of common stock issuable upon conversion of convertible promissory notes in the aggregate principal amount of $3.5 million issued in August 2016), (iv) the effectiveness of our amended and restated certificate of incorporation, and (v) the sale and issuance of 5,000,000 shares of our common stock in this offering and the sale and issuance of 625,000 shares of our common stock in the concurrent private placement, at the expected initial public offering price of $8.00 per share, after deducting underwriting discounts and commissions, the placement agent fee and estimated offering expenses payable by us.

Dilution	After giving effect to the pro forma adjustments referenced under “Capitalization” in the Preliminary Prospectus, after deducting underwriting discounts and commissions, the placement agent fee and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2016, would have been approximately $32.3 million, or $2.58 per share. This represents an immediate increase in pro forma net tangible book value of $3.52 per share to our existing stockholders and an immediate dilution of $5.42 per share to investors purchasing common stock in this offering.

If the underwriters’ over-allotment option to purchase additional shares in this offering is exercised in full, the pro forma net tangible book value, as adjusted to give effect to this offering, would be $2.86 per share and the dilution to new investors would be $5.14 per share. Risk Factor – “If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.”

Risk Factor – “If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.”	Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share. As a result, investors purchasing common stock in this offering will incur immediate dilution of $5.42 per share, based on the initial public offering price of $8.00 per share, and our pro forma as adjusted net tangible book value per share as of June 30, 2016.

This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering and the exercise of stock options granted to our employees. The exercise of any of these options would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation.

Risk Factor – “A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.”

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell their shares, could result in a decrease in the market price of our common stock. Immediately after this offering and the concurrent private placement, we will have outstanding 12,492,015 shares of common stock based on the number of shares outstanding as of June 30, 2016, including the shares of common stock issuable upon conversion of outstanding preferred stock and the conversion of $8.5 million principal amount of convertible promissory notes, plus interest assuming a conversion date of October 12, 2016, and an initial public offering price of $8.00 per share, into 1,361,009 shares of common stock (which includes 552,262 shares of common stock issuable upon conversion of convertible promissory notes in the aggregate principal amount of $3.5 million issued in August 2016) immediately prior to the closing of this offering. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Of the remaining shares, 6,867,015 shares are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold after the offering and the concurrent private placement. Moreover, immediately after this offering, holders of an aggregate of up to 6,405,582 shares of our common stock, including shares of our common stock issuable upon the exercise or, in certain cases, net exercise of outstanding warrants, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements.

Risk Factor – “Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.”	Based upon shares outstanding as of September 1, 2016, after this offering and the concurrent private placement, our officers, directors and principal stockholders each holding more than 5% of our common stock, collectively, will control approximately 28.7% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to control the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change of control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of our other stockholders.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission (the “SEC”) but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Everspin Technologies, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the preliminary prospectus may be obtained by contacting Stifel, Nicolaus & Company, Incorporated, Attention: Prospectus Department, One Montgomery Street, Suite 3700, San Francisco, CA 94104, or by telephone (415) 364-2720, or by email syndprospectus@stifel.com, Needham & Company, LLC Attention: Syndicate Prospectus Department, 445 Park Avenue, 4th Floor, New York, New York 10022, or by telephone at 1-800-903-4696, or by email at prospectus@needhamco.com.

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